Room 4561
							July 19, 2005

Paul Egan
President
FreeStar Technology Corporation
Calle Fantino Falco
J.A. Baez Building, 2nd Floor
Santo Domingo, Dominican Republic

Re:	FreeStar Technology Corporation
Form 10-KSB for Fiscal Year Ended June 30, 2004
Form 10-KSB Amendment No. 1 for Fiscal Year Ended June 30, 2004
Forms 10-QSB for Fiscal Quarters Ended September 30, 2004,
December
31, 2004 and March 31, 2005
		File No. 0-28749

Dear Mr. Egan:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended June 30, 2004

Certain Indebtedness, pages 38 through 40

1. With regard to the financing transactions described in paragraph
(d) of this section, please summarize how you accounted for this series of transactions and the authoritative accounting literature upon which you based your accounting.


Form 10-KSB Amendment No. 1 for Fiscal Year Ended June 30, 2004

Reports of Independent Registered Public Accounting Firms, pages 5 and 6

2. We note that your primary operations are located in Finland, your principal offices are located in the Dominican Republic and your auditors are located in New York. We also note that your former auditors were located in California. Please tell us the circumstances that led you to retain these particular audit firms in their respective locations.

Consolidated Statements of Operations, page 9

3. It appears that you have classified all of your depreciation and amortization expense within selling, general and administrative expense. Tell us how your presentation complies with SAB Topic 11B and Question 17, FASB Staff Implementation Guidance on applying
Statement 86.

4. Separate income statement classifications based solely on the form of consideration is not appropriate (i.e., non-cash compensation). Tell us why you have not classified the non-cash compensation costs to the appropriate line items based on the function of the individual who received the benefit (i.e., cost of revenue, selling, general and administrative, etc.)

Consolidated Statement of Stockholders` Equity, page 12

5. We note that during 2004 there were 4.6 million shares of common stock issued "in error." Please tell us the circumstances surrounding this transaction and how this "error" occurred. In addition, tell us whether there are any other instances of shares being issued "in error." Your response should describe how, and when, you accounted for the issuance and cancellation of any such shares, including your recording of a "shares cancellation receivable." Please identify the specific accounting literature upon which your accounting is based.

6. Tell us how your certifying officers considered the impact of the issuance of common shares "in error" on the adequacy of your disclosure controls and procedures as of the end of the period covered by your periodic report for the related period(s). Similarly address the restatement you disclose in Note 5 in your December 31,
2004 Form 10-Q-SB.


Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 19

7. With regard to your revenue recognition policies we have the following comments:

a. Within the description of your Business you describe nine types of products and services and in MD&A you describe five core payment processing products (pages 8 through 16 and page 27 of the Form 10-
KSB filed on October 27, 2004, respectively.) We also note your statement that revenue is "primarily generated" from transaction fees. Please clarify which "transaction fees" you are referring to in this statement and tell us the amounts of revenue for the year ended June 30, 2004 and for the nine months ended March 31, 2005, attributable to each of the product types and services you have described;

b. Identify the individual elements included in each type of transaction and the timing under which you provide the deliverables, incur costs and are paid by your customers, including any up-front fees you may receive. Your response should describe how your policies address all of the four general criteria identified in SAB 104 and identify all authoritative literature that you have relied on in developing your revenue recognition policies, including your consideration of the applicability of SOP 97-2;

c. Your arrangements appear to contain multiple elements. Tell us how you allocate revenue to the various elements contained in your arrangements, including the relevant accounting guidance on which your allocations are based; and,

d. Tell us the payment terms you offer and what you believe your normal and customary payment terms are. Explain why your accounts receivable balance at December 31, 2004 is so significant relative to your second quarter sales.

Capitalized Software Development Costs, page 20

8. We note that you account for capitalized software development costs in accordance with SFAS No. 86. Please clarify the nature of your "transaction processing software" and why you have accounted for these costs under SFAS No. 86 and not under SOP 98-1.

9. Tell us the nature and intended use of the capitalized $504,887 of software development costs that have not yet been placed into service and upon which amortization has not yet begun. Tell us when these costs were incurred, whether they relate to the ETSS or Rahaxi system software and when you intend to begin utilizing this software.

10. Tell us when you last performed an impairment analysis of your capitalized software development assets and provide us with your analysis.

Software License - Customer Relationships and Contracts, page 21

11. Clarify whether you are accounting for the BAS24 software license under SFAS No. 86 or SOP 98-1 and tell us the basis for your selection of such policy.

12. Tell us more about the $2 million Customer Relationships and Contracts that you included in your revised purchase price allocation. Tell us how you determined the fair value of this asset and the respective estimated useful life of ten years. Identify the parties to these relationships and contracts and tell us the general terms of these agreements, including how you considered any termination provisions. Similarly provide us with your analysis of the facts that support the assignment of an estimated useful life of ten years for the software license.

13. We note your reference to an independent valuation here, and elsewhere in the document. We remind you that when such a reference is included in a filing in the 1933 Act environment you must identify the party and include the required consents in accordance with
Section 436(b) of Regulation C. Alternatively, you may remove the references to independent valuations.

14. Also see the additional comments related to the Rahaxi acquisition and the respective intangible assets under the heading Goodwill and Note 2. Business Acquisitions, Rahaxi Processing OY, below.

Goodwill, page 22

15. We note that during the year ended June 30, 2004 you revalued certain of the intangible assets acquired in the Rahaxi acquisition.
Please provide us with the analysis that led you to record these adjustments and tell us the authoritative accounting literature that supports your revaluation.

Foreign Currency Translation Adjustment, page 24

16. Tell us your functional currency and how your selection meets the requirements of Appendix A of SFAS No. 52.


Note 2 - Business Acquisitions

Epaylatina, S.A., pages 26 and 27

17. Tell us the circumstances surrounding the dispute over the 6,667,000 shares that were issued and later cancelled. Tell us how you accounted for each issuance and cancellation of shares related to this transaction. Clarify whether the Series A preferred shares are still convertible into common stock.

Rahaxi Processing Oy, pages 27and 28

18. With regard to the acquisition of Rahaxi Processing Oy, we have the following comments:

a. Disclosures on page 6 of your Form 10-K suggests that while you acquired only 53% of Rahaxi on January 16, 2003, you consolidated 100% of Rahaxi as you "considered the transaction to be completed as of that date".  Clarify if and when you received the additional
34%
and 13% of Rahaxi shares, by identifying the dates you obtained legal title and voting rights associated with the Rahaxi shares. Tell us the basis under generally accepted accounting principles for you to determine the acquisition date is January 16, 2003 for 100% of Rahaxi. Refer to paragraph 48 of SFAS 141. Explain why you did not account for each acquired interest in Rahaxi as a step acquisition, since it appears you acquired shares of Rahaxi in a series of two or more transactions.

b. Tell us how you valued the shares issued as consideration and tell us how your methodology complies with EITF 99-12.

19. With regard to your purchase price allocation table on page
27,
we have the following comments:

a. The purchase price allocations presented on page 27 do not foot.
It appears that you have included the value of the customer relationships and contracts in the wrong columns.

b. Tell us what the valuation date was for the Rahaxi assets. Since you have suggested the acquisition date for all of Rahaxi was January
16, 2003, we assume your valuation was as of that date. Explain whether you obtained valuations as of any other dates (for example, the dates you obtained the respective 34% and 13% of Rahaxi shares).
Also, explain whether your revised purchase price allocation (about one year following the acquisition) considers any revised amortization for that period.

c. Specifically explain the timing in which you recorded the `adjustments` to the purchase price allocation. Refer to the specific authoritative literature under generally accepted accounting principles to support your accounting. Explain why the adjustments to the purchase price allocation do not represent a correction of an error.

Transaxis, Inc., pages 28 and 29

20. With regard to the Transaxis transactions we have the following comments:

a. Provide us with a chronology of when you issued shares to Transaxis and when Transaxis issued shares to you. Clarify if and when legal title to the respective shares you issued and received occurred;

b. Explain how you accounted for the investment in Transaxis for the period during which you held approximately 43% of Transaxis common shares. Clarify if and whether you still hold shares of Transaxis and if so, how you have accounted for them for the periods presented.
Explain how you accounted for the termination of the acquisition. Refer to the authoritative accounting literature that supports your accounting.

c. We note your disclosures that you believe you will recover the
3.2
million shares issued under the TA Acquisition Agreement. Clarify how you have accounted for these shares at issuance and how you intend to account for them when you recover the shares. Since it appears that you have included these as a "shares cancellation receivable", explain how you determined the amount pertaining to these shares and the basis for such accounting and classification. Your response should specifically address the accounting literature upon which your accounting is based.

Brown Simpson Settlement, pages 29 and 30

21. We note that you issued 5,183,418 shares of common stock to Brown
Simpson on December 30, 2003 and that you cancelled the related settlement agreement in June 2004. Tell us how you accounted for the initial issuance of these shares and the subsequent cancellation of the Settlement Agreement. Your disclosure indicates that "the company cancelled the Brown Simpson Settlement Agreement" however, it is unclear whether the counterparty to the agreement also cancelled the agreement. If not, explain why you believe you will receive the shares you issued to Brown Simpson. Please clarify the basis for you to record a "share cancellation receivable", explain how you determined the amount pertaining to these shares and refer to the authoritative accounting literature that supports your accounting.

Unipay, Inc., page 30

22. With regard to the transactions with Unipay, Inc., we have the following comments:

a. Tell us when you issued the 10 million shares to Unipay shareholders, whether and when the title to the shares transferred to the Unipay shareholders and what percentage interest in Unipay you held upon the issuance of these shares.

b. Tell us whether you continue to hold an interest in Unipay and explain how you have accounted for your investment in Unipay for the period during which you held the investment.

c. We note your disclosures that you expect to recover the 10 million shares issued under the Unipay transaction. Clarify how you intend to account for them if you recover the shares. Clarify whether you have included these as a "shares cancellation receivable", and if so, the basis for such accounting and classification. Your response should specifically address the accounting literature upon which your accounting is based

Note 9 - Line of Credit and Notes Payable

Note Payable Settlement Agreement, pages 34 and 35

23. Tell us what consideration the lender group received for entering into a settlement agreement with the Company in March 2004. It appears that the group was required to return the 14.4 million shares to the president of the Company, however, it is unclear what the lenders received in this settlement agreement. Please explain.

24. Similarly, tell us what consideration the lender group received for returning an additional 1 million shares of stock to the Company and how your accounting for the return of these shares as a gain is appropriate. Identify the relevant accounting guidance on which your accounting is based. In this regard, treasury stock transactions relate to the capital of the corporation and do not give rise to corporate profits or losses. Refer to ARB 43, Chapter 1.

25. Please identify the authoritative accounting literature that supports your accounting for the forgiveness of amounts owed to the
Company`s president as a gain.  In this regard, footnote 1 of APB
26
indicates that extinguishment transactions between related entities are capital transactions.

Note 12 - Equity Compensation Plans

Stock Incentive Plans, pages 36 and 37

26. Please explain the basis for the six month and one month expected option lives in your Black-Scholes models for 2004 and 2003, respectively.

Note 13 - Warrants, pages 37 through 42

27. Tell us whether the shares underlying the warrants you have issued are registered. For each recipient who is a consultant, tell us the name of the person or entity to whom the warrants were granted, the specific nature of the services provided and period over which the services were performed. Justify the period of expense recognition for these warrants to consultants and tell us how your accounting complies with EITF 96-18.

Note 14 - Stockholders` Equity

Common Stock, pages 43 through 45

28. For all shares you have issued that were registered under Form
S-
8, tell us the name of the person or entity who received the shares, the specific nature of the services rendered, and the period during which the services were, or are to be, performed. Tell us how your accounting complies with APB 25, SFAS No. 123 and/or EITF 96-18.

Note 16 - Segment Information, pages 46 and 47

29. Clarify how you have allocated segment assets and expenses in your segment presentation. It appears that the greatest portion of the Company`s operating expenses have been assigned to a segment with minimal operations. For example, explain why only $55,000 of depreciation and amortization expense has been allocated to Rahaxi, since it appears the amortization of the software and customer contracts (acquired in the Rahaxi acquisition) were $378,000 and $158,000, respectively. Please explain.
Note 20 - Legal Proceedings
Sportingbet PLC v. Freestar Technology Corporation, page 50

30. Describe the terms of the payment guarantee and stock pledge agreement referred to in this section. Describe how you have accounted for the 7 million shares subject to this complaint.

Form 10-QSB for Fiscal Quarter Ended December 31, 2004

Note 5 - Change in Prior Period, page 13

31. We note that "during the audit of the Company`s financial statements" an adjustment was made related to a sale of 15.7 million restricted shares of stock. With regard to this adjustment, tell us the following:

a. The date on which it was determined that an adjustment was required, the date you informed your shareholders and the date you presented revised financial statements for the periods that were affected;
b. The dates and amounts of the original transaction, including how the shares issued were valued, the business reason for issuing shares at a value below fair value and whether any consideration, in addition to cash, was received by the Company;
c. Whether the adjustment is reflected in the audited financial statements and the quarterly information presented in the Form 10-KSB for the year ended June 30, 2004 and any affected quarterly periods;
and,
d. How your accounting for this error complies with the disclosure requirements of ABP 20.

Form 10-QSB for Fiscal Quarter Ended March 31, 2005

Condensed Consolidated Statements of Cash Flows, page 5

32. We note that you have included $410,112 as the effect of a reverse split of your common stock as a supplemental disclosure item.
Please tell us what this $410,112 represents and your accounting entries related to it.

33. Please tell us the nature of the $1.296 million deferred services you expensed and the accounting literature upon which you relied for your accounting treatment.

Note 3 - Common Stock, page 11

34. Given the significant amount of equity transactions that occurred during the 2005 interim periods, please provide us with a detailed Statement of Stockholders` Equity for the nine months ended March
31,
2005.

35. Provide us with an analysis of the subscriptions receivable balance, including a description of each transaction and your associated accounting treatment.

36. Provide us with a schedule of all share cancellations to date, including the date the shares were issued and to whom, the value assigned to those shares, the date on which the shares were returned and cancelled and how you accounted for each issuance and subsequent return and cancellation. Refer to the authoritative accounting literature to support your accounting.

Issuance of Common Stock for Services, pages 11 and 12

37. For each issuance of common stock under Form S-8, tell us the name of the person or entity who received the shares, the specific nature of the services rendered, how those services have been valued and accounted for, and the period during which the services were, or are to be, performed. Tell us how your accounting complies with EITF
96-18.

Recovery of Shares Issued In Error, page 13

38. Tell us whether the 142,857 shares recovered represent a portion of the 4.6 million shares "issued in error" that you described in your Form 10-KSB. If not, please tell us the circumstances surrounding the issuance and recovery of these shares, including how you accounted for the transactions. Refer to the respective accounting literature to support your accounting.

Shares Recovered in Legal Settlement, page 13

39. Tell us the circumstances surrounding the issuance, dispute, recovery and cancellation of shares issued to a service provider. Your response should indicate how you accounted for each transaction and the accounting literature upon which your accounting is based. Tell us why it is appropriate for you to credit $350,000 to operations related to this settlement. In this regard, treasury stock transactions relate to the capital of the corporation and do not give rise to corporate profits or losses. Refer to ARB 43, Chapter 1.

Stock Issuances, pages 15 and 16

40. Tell us the accounting basis for your use of a "stock options receivable" account. Explain the underlying facts and circumstances surrounding this transaction and why it is appropriate for you to record such a receivable.

41. Tell us how you valued the 1.5 million Series B preferred shares you issued to your officers. Tell us what period the related services are to be performed and your intended pattern of recognition of these amounts. Clarify whether the Series B Preferred stock is convertible and if so, how you determined and accounted for any beneficial conversion feature.


Results of Operations

(c) Non-Cash Compensation, page 20

42. Tell us the accounting basis for charging $5.7 million to operations during the three months ended March 31, 2005 when your disclosures elsewhere suggest that the related services are to be rendered through 2010. Describe for us the terms of the future service obligations and whether there are any provisions related to vesting or non-performance of these services. Tell us how your accounting for the stock and option issuances complies with APB 25.

(e) Gain on Extinguishment of Debt, page 21

43. Tell us the circumstances surrounding the settlement of a dispute with a lender that resulted in your recognition of a gain on debt extinguishment. Provide us with a summary of your accounting for each step of the related transactions and the accounting literature that supports your accounting. Tell us how your accounting complies with SFAS No.140.

Legal Proceedings, page 34

44. Tell us how you intend to account for each portion of the Sportingbet settlement reached on May 12, 2005 and the authoritative accounting literature upon which your intended accounting is based.

45. Clarify whether any liabilities related to either the
Sportingbet
or Singhal matters are reflected in your March 31, 2005 financial
statements.   Tell us how you considered the requirements of SFAS
No.
5, paragraph 8, in determining whether to record any such liability.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tamara Tangen at (202) 551-3443 at or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-3453 if you have questions regarding comments on the financial statements and related
matters.  If you need further assistance, you may contact me at
(202)
551-3488.


Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting




Mr. Paul Egan
FreeStar Technology Corporation
July 19, 2005
Page 12